

June 15, 2015

Via E-mail
Philipp Lang, M.D.
Chief Executive Officer
ConforMIS, Inc.
28 Crosby Drive
Bedford, MA 01730

> **Re:** **ConforMIS, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 11, 2015**
> **File No. 333-204384**

Dear Dr. Lang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

1.   Please provide us your analysis of whether the information in the third bullet point of your response to prior comment 3 and in the first sentence of the fourth bullet point of your response to prior comment 3 must be disclosed in this section.

Business, page 93

2.   Your response to prior comment 5 appears to address only your disclosure on pages 111, 112 and 113. Please expand your response to address all of the disclosure regarding

clinical studies in your prospectus. We note, for example, your disclosure on pages 94, 103 and 104.

Licenses to Others, Page 118

3.   Please expand your response to prior comment 7 to address the last sentence of that comment. It remains unclear how your prospectus permits investors to understand the substance of the last two sentences of the first paragraph of your response to comment 2 in your letter to us dated May 21, 2015.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail):   Richard A. Hoffman, Esq.
                     Wilmer Cutler Pickering Hale and Dorr LLP